

March 1, 2011

Frank D. Benick
Chief Financial Officer
SensiVida Medical Technologies, Inc.
150 Lucius Gordon Drive, Suite 110
West Henrietta, New York 14586

> **Re:** **SensiVida Medical Technologies, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2010**
> **Filed June 16, 2010**
> **Forms 10-Q for the quarters ended May 31 and August, 31, 2010**
> **File No. 0-7405**

Dear Mr. Benick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 28, 2010

Product Development and Partnerships, page 5

1.   We note your response to prior comment 2. Given that the amended filings after the date of the response letter continue to contain much of the disclosure that is the subject of that comment, we reissue it. Also, please revise future filings to disclose the substance of your response to prior comment 2 and to remove the exhibits you mention in that response.

2.   We reissue prior comment 3 given that your amended disclosure continues to refer only to the obligations of the parties under the agreements. Please tell us and revise future filings to disclose what specific tasks the entities have actually performed under the agreements.

Intellectual Property, page 11

3.   We note your response to prior comment 5. It appears from section 5.1 of your February 2007 agreement with Infotonics that you were required launch and generate commercial sales of a licensed product using Infotonics' technology by March 31, 2010. It also appears that you have not done so. With a view toward disclosure in future filings, please describe the consequences of not launching and commercializing product in the time frame required by the agreement with Infotonics. Also, tell us why you do not disclose the term of the agreement as requested in our prior comment.

4.   We reissue prior comment 6 given the continued reference to the "worldwide licensing rights for patents from Yale University" on page 40 of the amended Form 10-K filed after the date of your response letter.

General and Administrative Expenses, page 21

5.   Please expand your response to prior comment 9 to clarify the impact of the agreement you mention. It continues to be unclear why you have accrued fees for Dr. Alfano given your disclosure indicates you believe his lawsuit against you to recover those fees has no merit.

Liquidity and Capital Resources, page 22

6.   We note your response to prior comment 10, however it appears you have not filed the instruments governing warrants referenced in this section. Please revise future filings.

Compliance with Section 16(a) of the Securities Exchange Act, page 35

7.   The missing forms mentioned in your response to prior comment 15 have not yet been filed. Therefore, we reissue that comment.

Note 10 – Acquisition of Sensivida Medical Systems, Inc., page 44

8.   We note from your response to prior comment 12 that you used the fair value of the stock issued in determining the fair value of the transaction. Further, we note that you determined the fair value of your common stock based on the weighted average price of your common stock 10 days before and after the consummation of the transaction. Explain how your accounting complies with paragraph 805-30-30 of the FASB Accounting Standards Codification, which requires you to utilize the acquisition date fair value of the equity interests issued.

9.   We note from your response to prior comment 12 that you engaged the services of an independent valuation firm to estimate the fair value of SensiVida Medical Systems, Inc. Paragraph 805-20-30-1 of the FASB Accounting Standards Codification requires you to recognize the identifiable assets at acquisition date fair value. It is not clear how the valuation you describe here relating to the value of SensiVida Medical Systems, Inc.

represents the fair value of the intangible assets. Please clarify how your accounting complies with paragraph 805-20-30-1 of the FASB Accounting Standards Codification.

10.   Notwithstanding the above, we note that you are accounting for this transaction as the acquisition of a business. Please explain how the acquired entity meets the definition of a business under 805-10-20 of the FASB Accounting Standards Codification.

Exhibit Index, page 55

11.   Contrary to your response to prior comment 22, your future filings, such as the amendments you filed on February 15-22, 2011, did not include the disclosures required by Item 10(d) of Regulation S-K for the exhibits you incorporated by reference. Therefore, we reissue that comment.

Form 10-Q for the quarter ended May 31, 2010

12.   Please expand your response to prior comment 23 to clarify when you believe the Schedule 14C "became effective," when you amended your certificate of incorporation and how those dates are consistent with Exchange Act Rule 14c-2. Also expand to tell us the authority on which you rely to not file an Item 5.07 Form 8-K.

Form 10-Q for the quarter ended August 31, 2010

13.   It appears you have not filed the lease agreement disclosed in note 8 to the financial statements, contrary to your response to prior comment 28. Please revise future filings.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney at (202) 551-3269 or Geoff Kruczek, Reviewing Attorney at (202) 551-3608 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202)551-3671 with any questions.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief